LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement”) is effective as of the12th day of June, 2006 (the “Effective Date”), between CALIFORNIA INSTITUTE OF TECHNOLOGY, 1200 East California Boulevard, Pasadena, CA 91125 (“Caltech”) and Alchemy Enterprises, Ltd., a corporation having a place of business at 2940 N. 67th Place, Suite 5, Scottsdale, Arizona 85251 (“Licensee”).

WHEREAS, Caltech operates the Jet Propulsion Laboratory (“JPL”), which is a Federally Funded Research and Development Center sponsored by the National Aeronautics and Space Administration (“NASA”);

WHEREAS, NASA and Licensee, by assignment from Universal Power Vehicle, Inc. (“UPV”), have entered into JPL Task Plan No. 62-10777, entitled “Mechanically-Fed Metal-Air Fuel Cell as a High Energy Power Source” and Caltech and Licensee, by assignment from UPV, have entered into an “Intellectual Property Agreement with Caltech for JPL Task Plan No. 62-10777” (collectively, the “JPL Task Plan”);

WHEREAS, Caltech and Licensee have entered into an Option Agreement executed on May 23, 2006 (the “Option Agreement”) under which Licensee has the option and right to acquire from Caltech an exclusive license under certain Exclusively Licensed Patent Rights and Improvement Patent Rights, and a nonexclusive license under certain Technology Rights, all relating to research performed under the JPL Task Plan and as further defined below; and

WHEREAS, Licensee is desirous of exercising its option under the Option Agreement pursuant to the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1

DEFINITIONS

1.1          “Affiliate” means any corporation, limited liability company or other legal entity which directly or indirectly controls, is controlled by, or is under common control with Licensee. For the purpose of this Agreement, “control” shall mean the direct or indirect ownership of

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greater than 50 percent (>50%) of the outstanding shares on a fully diluted basis or other voting rights of the subject entity to elect directors, or if not meeting the preceding, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists. In addition, a party’s status as an Affiliate of Licensee shall terminate if and when such control ceases to exist.

1.2          “Exclusively Licensed Patent Rights” means Caltech’s rights under any patents and/or patent applications based on any inventions that are: (a) developed under the JPL Task Plan or any revisions, additions or modifications thereto; or (b) related to electric power cell technology and developed in the laboratory of Andrew Kindler at JPL with the assistance, oversight or input from a representative of Licensee, including, but not limited to, Howard Foote; or (c) funded in whole or in part by Licensee; or (d) specifically listed in Exhibit A attached hereto (as may be revised from time to time); and any continuations, continued prosecution applications, continuations-in-part, divisionals, reissues, renewals, extensions, reexaminations, and patents issuing on each of the preceding, and all foreign counterparts thereof.

1.3          “Technology Rights” means Caltech’s rights under any technology, whether created prior to or after the Effective Date, including all proprietary information, trade secrets, know-how, procedures, methods, products, devices, systems, technical data, reports, prototypes, and designs, which is: (a) developed under the JPL Task Plan or any revisions, additions or modifications thereto; or (b) related to electric power cell technology and developed in the laboratory of Andrew Kindler with assistance, oversight or input from a representative of Licensee, including, but not limited to, Howard Foote; or (c) funded in whole or in part by Licensee; or (d) specifically listed in Exhibit B attached hereto (as revised from time to time); or (e) necessary for the development or use of Licensed Products; or (f) disclosed in the patents and patent applications that are specifically listed in Exhibit A attached hereto (as may be revised from time to time); or (g) requested by Licensee and consented to by Caltech, which consent shall not be unreasonably withheld. “Technology Rights” shall not include any technology that is covered by a Valid Claim of the Exclusively Licensed Patent Rights or Improvement Patent Rights.

1.4          “Caltech Intellectual Property Rights” means the Exclusively Licensed Patent Rights, the Improvement Patent Rights, and the Technology Rights.

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1.6           “Effective Date” has the meaning set forth in the preamble.

1.7           “Field” means all fields.

1.8          “Improvement Patent Rights” means Caltech’s rights under: (a) all patents and patent applications with claims directed to Improvements; (b) any patents issuing therefrom; and (c) any patents or patent applications claiming a right of priority thereto (including reissues, reexaminations, renewals, extensions, divisionals, continuations, continued prosecution applications, continuations-in-part and foreign counterparts of any of the foregoing).

1.9          “Improvements” means any future inventions conceived and reduced to practice or otherwise developed solely in the laboratory of Andrew Kindler at JPL, either solely or jointly with Licensee in the Field for a period of three (3) years from the Effective Date, and which are dominated by a Valid Claim of the Exclusively Licensed Patent Rights.

1.10       “Licensed Product” means any product, device, system, article of manufacture, composition of matter, or process or service in the Field that is covered by, or is made by a process covered by, any Valid Claim of the Exclusively Licensed Patent Rights or Improvement Patent Rights or that utilizes the Technology Rights.

1.12        “Valid Claim” means:

(a)         a claim of an issued patent within the Exclusively Licensed Patent Rights or Improvement Patent Rights that has not: (i) expired or been canceled; (ii) been finally adjudicated to be invalid or unenforceable by a decision of a court or other appropriate body of competent jurisdiction (and from which no appeal is or can be taken); or (iii) been admitted to be invalid or unenforceable through reissue, reexamination, disclaimer or otherwise; or

(b)         a claim included in a pending patent application within the Exclusively Licensed Patent Rights or Improvement Patent Rights, which claim is being actively prosecuted in accordance with this Agreement and which has not been: (i) canceled; (ii) withdrawn from consideration; or (iii) finally determined to be unallowable by the applicable governmental authority (and from which no appeal is or can be taken).

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ARTICLE 2

LICENSE GRANT

2.1          Grant of Rights. Caltech hereby grants to Licensee and its Affiliates the following licenses:

(a)          an exclusive license, with the right to grant and authorize sublicenses, under the Exclusively Licensed Patent Rights and the Improvement Patent Rights, to make, have made, import, use, sell, and offer for sale Licensed Products in the Field throughout the world; and

(b)          a nonexclusive license, with the right to grant and authorize sublicenses, under the Technology Rights, to make, have made, import, use, sell, offer for sale, reproduce, distribute, display, perform, create derivative works of, and otherwise exploit Licensed Products in the Field throughout the world.

The licenses granted in this Section 2.1 are nontransferable, except as provided in Section 14.9. Rights not explicitly granted herein are reserved by Caltech.

2.2          Reservation of Rights; Government Rights. The licenses granted in Section 2.1 are subject to: (a) the reservation of Caltech’s right to make, have made, import, use, sell and offer for sale Licensed Products for noncommercial educational and research purposes, but not for commercial sale or other commercial distribution to third parties; and (b) any existing right of the U.S. Government under Title 35, United States Code, Section 200 et seq. and under 37 Code of Federal Regulations, Section 401 et seq., including but not limited to the grant to the U.S. Government of a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced any invention conceived or first actually reduced to practice in the performance of work for or on behalf of the U.S. Government throughout the world.

Licensed Products shall be substantially manufactured in the United States to the extent (if at all) required by 35 U.S.C. Section 204.

2.3          Sublicensing. Licensee and its Affiliates have the right hereunder to grant sublicenses to third parties. The sublicenses may be of no greater scope than the licenses granted in Section 2.1. No sublicensing fees shall be due.

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Any sublicenses granted by Licensee and its Affiliates, shall survive termination of the licenses granted in Section 2.1, or of this Agreement, provided that: (a) the sublicensing agreement requires the sublicensee to thereafter pay Caltech any consideration that would have been due to Licensee or its Affiliate under the sublicensing agreement, and names Caltech as a third party beneficiary; (b) upon termination, Licensee or its Affiliate informs the sublicensee of the foregoing obligations; and (c) Licensee remains responsible for all other obligations.

2.4          No Other Rights Granted. The parties agree that neither this Agreement, nor any action of the parties related hereto, may be interpreted as conferring by implication, estoppel or otherwise, any license or rights under any intellectual property rights of Caltech other than as expressly and specifically set forth in this Agreement, regardless of whether such other intellectual property rights are dominant or subordinate to the Exclusively Licensed Patent Rights or Improvement Patent Rights.

2.5          Preferential Purchaser Status. Caltech shall be entitled to purchase Licensed Products from Licensee for educational, research or other noncommercial purposes on pricing terms that are at least as favorable as any commercial pricing made available by Licensee to any third party.

ARTICLE 3

DISCLOSURE AND DELIVERY

3.1          Patent Applications and Patents. Upon request of Licensee, Caltech shall disclose and deliver to Licensee copies of all patent applications and issued patents within the Exclusively Licensed Patent Rights and Improvement Patent Rights.

3.2          Inventions and Technology. Caltech shall promptly notify Licensee of all inventions and technology within the Exclusively Licensed Patent Rights, Improvement Patent Rights, and Technology Rights.

ARTICLE 4

PROSECUTION OF PATENT APPLICATIONS AND

PAYMENT OF PATENT COSTS

4.1          Prosecution by Caltech. Caltech will, in accordance with its customary practices: (a) prepare, file, prosecute and maintain any and all patent applications and patents within the

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Exclusively Licensed Patent Rights; and (b) prepare, file, prosecute and maintain patent applications and patents within the Improvement Patent Rights for which Caltech or Licensee deems it beneficial to obtain additional coverage. Licensee may recommend patent counsel for this purpose. Caltech shall provide to Licensee for review and comment a copy of all documents to be filed in connection with such patent applications and patents (including, but not limited to, draft patent applications and draft responses to Office Actions) at least thirty (30) days prior to any applicable time deadline for filing such documents, and Caltech shall make reasonable efforts to implement modifications thereto as may be requested by Licensee.

4.2          Prosecution by Licensee. If Caltech declines to prepare, file, prosecute or maintain patent applications or patents within the Exclusively Licensed Patent Rights or Improvement Patent Rights, then Licensee may elect to assume responsibility for such preparation, filing, prosecution or maintenance at its expense in Caltech’s name. Caltech agrees to fully cooperate with Licensee in preparing, filing, prosecuting, and maintaining any such patent applications and patents, and Caltech agrees to execute any documents as shall be necessary for such purpose, and not to impair in any way the patentability of any of the foregoing.

4.3          Past Patent Costs. Licensee shall reimburse Caltech for all reasonable expenses (including attorneys’ fees) incurred by Caltech prior to the Effective Date for the preparation, filing, prosecution and maintenance of the Exclusively Licensed Patent Rights. All amounts owed under this Section 4.3 shall be due within two (2) years of the Effective Date of this Agreement.

4.4          Ongoing Patent Costs. Licensee agrees to pay directly to the law firm prosecuting the Exclusively Licensed Patent Rights and Improvement Patent Rights any reasonable expenses (including attorneys’ fees) incurred by Caltech after the Effective Date for the preparation, filing, prosecution and maintenance of the Exclusively Licensed Patent Rights and Improvement Patent Rights. Caltech will instruct the law firm to invoice Licensee directly for such patent costs. Licensee may offset up to fifty percent (50%) of the Annual Maintenance Fee due Caltech under Section 5.1 for patent costs expended by Licensee relating to foreign patent rights. It is understood that all patent applications and patents in which Licensee has paid the foregoing patent costs will be a part of the Exclusively Licensed Patent Rights or

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Improvement Patent Rights, as applicable.

Licensee may elect not to pay the patent costs with respect to a particular patent application or patent. Upon such election, Caltech may, at its option, prepare, file, prosecute and maintain such patent application or patent; provided, however, that any patent or patent application resulting therefrom will thereafter no longer be subject to the licenses granted in Section 2.1 hereunder. Licensee is responsible for all patent costs incurred up until the date of its election. At the sole discretion of Caltech, Licensee and Caltech may enter into negotiations for a separate agreement under which Licensee would have a nonexclusive license under any patent or patent application in which the patent costs have been paid by Caltech.

ARTICLE 5

ANNUAL LICENSE MAINTENANCE FEE

5.1          Annual Maintenance Fee. An annual maintenance fee of fifty thousand dollars ($50,000) is due Caltech on each anniversary of this Agreement, beginning on the third anniversary of the Effective Date (the “Annual Maintenance Fee”). Caltech shall have the right to terminate this Agreement pursuant to Section 10.2 for failure to pay such Annual Maintenance Fee.

5.2          Third Party Royalty Offset. If Licensee is required to make any payment (including, but not limited to, royalties or other license fees) to one or more third parties to obtain a patent license in the absence of which it could not legally make, import, use, sell, or offer for sale Licensed Products in any country, and Licensee provides Caltech with reasonably satisfactory evidence of such third-party payments, Licensee may offset such amounts against up to thirty percent (30%) of the Annual Maintenance Fee due Caltech in any given year, with excess payments eligible for carryover to future years.

ARTICLE 6

LICENSEE EQUITY INTEREST

6.1          Common Stock Grant. Licensee agrees to issue to Caltech, in partial consideration of Licensee’s receipt of the licenses granted under this Agreement, 5,869,565 shares of common stock, representing 8% of the outstanding common stock of Licensee pursuant

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to an agreed upon stock purchase agreement between Licensee and Caltech (the “Equity Interest”). In the event that Licensee shall register its securities with the Securities and Exchange Commission under any form of Registration Statement, other than Form S-8 or S-4, then Caltech may require that its shares of common stock of the Licensee also be registered in such Registration Statement.

6.2          Transfer Restrictions. Caltech agrees that, in the event of any underwritten or public offering of securities of Licensee or an Affiliate, Caltech shall comply with and agree to any required restriction on the transfer of its equity interest, or any part thereof, imposed by the underwriter, and shall perform all acts and sign all necessary documents required with respect thereto. Other than the foregoing, Caltech shall not be restricted from transferring its equity interest to any entity in any manner not prohibited by law.

ARTICLE 7

DUE DILIGENCE

7.1          Commercialization. Licensee agrees to use its best efforts to commercially introduce Licensed Products in the Field as soon as practicable. Licensee shall be deemed to have satisfied its obligations under this Section 7.1 if Licensee has an ongoing and active research, development or marketing program, directed primarily toward commercial production and use of one or more Licensed Products. Any efforts of Licensee’s Affiliates or sublicensees shall be considered efforts of Licensee for the sole purpose of determining Licensee’s compliance with its obligation under this Section 7.1.

7.2          Reporting. On each yearly anniversary of the Effective Date, Licensee shall issue to Caltech a detailed written report on its progress in introducing commercial Licensed Product(s). Such report shall be considered confidential information of Licensee subject to Article 11.

7.3          Failure to Commercialize. If Licensee is not fulfilling its obligations under Section 7.1 with respect to the Field in any country, and Caltech so notifies Licensee in writing, Caltech and Licensee shall negotiate in good faith any additional efforts to be taken by Licensee.

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ARTICLE 8

LITIGATION

8.1          Enforcement. Both Caltech and Licensee agree to promptly notify the other in writing should either party become aware of possible infringement by a third party of the Caltech Intellectual Property Rights. If Licensee has supplied Caltech with evidence of infringement of the Caltech Intellectual Property Rights, Licensee may by notice request Caltech to take steps to enforce the Caltech Intellectual Property Rights. If Caltech does not, within sixty (60) days of the receipt of such notice, initiate an action against the alleged infringer in the Field, Licensee may upon notice to Caltech initiate such an action, either in Licensee’s name or in Caltech’s name if so required by law. The party controlling any such action initiated by it shall bear all the costs thereof.

8.2          Other Defensive Litigation. If a declaratory judgment action alleging invalidity, unenforceability or noninfringement of any of the Caltech Intellectual Property Rights is brought against Licensee and/or Caltech, Licensee may by notice request Caltech to take steps to defend such action. If Caltech does not defend such action, Licensee may upon notice to Caltech control the defense of such action. The party controlling the defense of such action shall bear all the costs thereof. Licensee may also undertake the defense of any interference, reexamination, opposition or similar procedure with respect to the Exclusively Licensed Patent Rights or Improvement Patent Rights, provided that Licensee bears all the costs thereof.

8.3          Cooperation. In the event either party takes control of a legal action or defense pursuant to Sections 8.1 or 8.2 (thus becoming the “Controlling Party”), the other party shall fully cooperate with and supply all assistance reasonably requested by the Controlling Party, including by: (a) using commercially reasonable efforts to have its employees consult and testify when requested; (b) making available relevant records, papers, information, samples, specimens, and the like; and (c) joining any such action in which it is an indispensable party. The Controlling Party shall bear the reasonable expenses (including salary and travel costs) incurred by the other party in providing such assistance and cooperation. The Controlling Party shall keep the other party reasonably informed of the progress of the action or defense, and the other party shall be entitled to participate in such action or defense at its own expense and using counsel of its choice. As a condition of controlling any action or defense involving the Caltech Intellectual

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Property Rights pursuant to Sections 8.1 or 8.2, Licensee and Caltech shall use their best efforts to preserve the validity and enforceability thereof.

8.4          Settlement. The Controlling Party of any action or defense under Sections 8.1 or 8.2 shall have the right to settle any claims thereunder, but only upon terms and conditions that are reasonably acceptable to the other party. Should the Controlling Party elect to abandon such an action or defense other than pursuant to a settlement with the alleged infringer that is reasonably acceptable to the other party, the Controlling Party shall give timely advance notice to the other party who, if it so desires, may continue the action or defense.

8.5        Recoveries. Any amounts paid by third parties as the result of an action or defense pursuant to Sections 8.1 or 8.2 (including in satisfaction of a judgment or pursuant to a settlement) shall first be applied to reimbursement of the unreimbursed expenses (including attorneys’ fees and expert fees) incurred by each party. Any remainder shall be divided between the parties as follows:

(a)          to the extent the amount recovered reflects Licensee’s lost profits or royalties, Licensee shall retain the remainder; and

(b)          to the extent the amount recovered does not reflect Licensee’s lost profits or royalties, sixty percent (60%) shall be paid to the Controlling Party and forty percent (40%) shall be paid to the other party.

8.6          Infringement Defense. If Licensee or its Affiliates, sublicensees, distributors or customers is sued by a third party charging infringement of patent rights that cover a Licensed Product, Licensee will promptly notify Caltech to the extent that Licensee is aware of such suit. Licensee will be responsible for the expenses of, and will be entitled to control the defense or settlement of, any such action(s) (unless Licensee’s Affiliates, sublicensees, distributors or customers are required to do so under a separate agreement with Licensee).

8.7          Marking. Licensee agrees to mark or cause to be marked the Licensed Products with the numbers of applicable issued patents within the Exclusively Licensed Patent Rights and Improvement Patent Rights, unless such marking is commercially infeasible in accordance with normal commercial practices in the Field, in which case the parties shall cooperate to devise a

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commercially reasonable alternative to such marking.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

9.1          Representations and Warranties of Caltech. Caltech hereby represents and warrants to Licensee that as of the Effective Date:

(a)          there are no outstanding licenses, options or agreements of any kind relating to the Caltech Intellectual Property Rights, other than pursuant to this Agreement; and

(b)          Caltech has the power to grant the rights, licenses and privileges granted herein and can perform as set forth in this Agreement without violating the terms of any agreement that Caltech has with any third party.

9.2          Exclusions. THE PARTIES AGREE THAT NOTHING IN THIS AGREEMENT SHALL BE CONSTRUED AS, AND CALTECH HEREBY DISCLAIMS, ANY EXPRESS OR IMPLIED REPRESENTATION, WARRANTY, COVENANT, OR OTHER OBLIGATION:

(a)         THAT ANY PRACTICE BY OR ON BEHALF OF LICENSEE OF ANY INTELLECTUAL PROPERTY LICENSED HEREUNDER IS OR WILL BE FREE FROM INFRINGEMENT OF RIGHTS OF THIRD PARTIES;

(b)         AS TO WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NONINFRINGEMENT OF THIRD PARTY RIGHTS, WITH RESPECT TO ANY TECHNOLOGY PROVIDED BY CALTECH TO LICENSEE HEREUNDER.

9.3          Indemnification by Caltech. Caltech shall indemnify, defend and hold harmless Licensee, its officers, agents and employees from and against any and all losses, damages, costs and expenses (including attorneys’ fees) arising out of (i) a material breach by Caltech of its representations and warranties or (ii) Caltech’s or JPL’s illegal conduct or wrongdoing in performing their duties under this Agreement or the JPL Task Plan (“Indemnification Claims”), provided that: (a) Caltech is notified promptly of any Indemnification Claims; (b) Caltech has the sole right to control and defend or settle any litigation within the scope of this indemnity; and (c) all indemnified parties cooperate to the extent necessary in the defense of any

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Indemnification Claims. The foregoing shall be the sole and exclusive remedy of Licensee for breach of Section 9.1.

9.4          Indemnification by Licensee. Licensee shall indemnify, defend and hold harmless Caltech, its trustees, officers, agents and employees from and against any and all losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of third party claims brought against Caltech relating to the manufacture, sale, licensing, distribution or use of Licensed Products by or on behalf of Licensee or its Affiliates, except to the extent involving or relating to (i) a material breach by Caltech of its representations and warranties or (ii) Caltech’s or JPL’s illegal conduct or wrongdoing in performing their duties under this Agreement or the JPL Task Plan.

9.5          Certain Damages. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES ARISING OUT OF THIS AGREEMENT, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY.

ARTICLE 10

TERM AND TERMINATION

10.1       Term. This Agreement and the rights and licenses hereunder shall take effect on the Effective Date and continue until the expiration, revocation, invalidation, or unenforceability of the last of the Exclusively Licensed Patent Rights or Improvement Patent Rights.

10.2       Termination for Monetary Breach. Caltech shall have the right to terminate this Agreement and the rights and licenses hereunder if Licensee fails to make any payment due, including patent costs or the Annual Maintenance Fee hereunder, and Licensee continues to fail to make the payment (either to Caltech directly or by placing any disputed amount into an interest-bearing escrow account to be released when the dispute is resolved) for a period of thirty (30) days after receiving written notice from Caltech specifying Licensee’s failure to make such payment. Upon any such termination: (a) Licensee and its Affiliates shall have six (6) months to complete the manufacture of any Licensed Products that are then works in progress for sale and to sell their inventory of Licensed Products and (b) any sublicenses shall survive termination in accordance with Section 2.3.

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10.3      Non-Monetary Termination for Breach. Non-monetary breach shall include, but is not limited to, failure to fulfill the obligations in Article 7 and pursuit of exploitation of Exclusively Licensed Patent Rights inside the Field. If this Agreement is materially breached by either party, the non-breaching party may elect to give the breaching party written notice describing the alleged breach. If the breaching party has not cured such alleged breach within thirty (30) days after receipt of such notice, the notifying party will be entitled, in addition to any other rights it may have under this Agreement, to terminate this Agreement and the rights and licenses hereunder.

10.5       Accrued Liabilities. Termination of this Agreement for any reason shall not release any party hereto from any liability which, at the time of such termination, has already accrued to the other party or which is attributable to a period prior to such termination, nor preclude either party from pursuing any rights and remedies it may have hereunder or at law or in equity which accrued or are based upon any event occurring prior to such termination.

10.6       Survival. The following shall survive any expiration or termination (in whole or in pat) of this Agreement: (a) any provision plainly indicating that it should survive; (b) any amount due and payable on account of activity prior to the termination; and (c) Sections or Articles 6.2, 9.2, 9.3, 9.4, 9.5, 11, 12, 13.1 & 14.

ARTICLE 11

CONFIDENTIALITY

11.1       Nondisclosure. Caltech agrees not to disclose any of the terms of this Agreement, or the subject matter of any unpublished patent applications within the Exclusively Licensed Patent Rights or Improvement Patent Right, to any third party without the prior written consent of Licensee.

ARTICLE 12

DISPUTE RESOLUTION

12.1       No issue of the validity of any of the Caltech Intellectual Property Rights, enforceability of any of the Caltech Intellectual Property Rights, infringement of any of the Caltech Intellectual Property Rights , the scope of any of the claims of the Caltech Intellectual

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Property Rights and/or any dispute that includes any such issues, shall be subject to arbitration under this Agreement unless otherwise agreed by the parties in writing.

12.2       Except for those issues and/or disputes described in Section 12.1, any dispute between the parties concerning the interpretation, construction or application of any terms, covenants or conditions of this Agreement shall be resolved by arbitration.

12.3       Arbitration shall be in accordance with the CPR Institute For Dispute Resolution (CPR) Rules for Non-Administered Arbitration of Patent and Trade Secret Disputes or Rules for Non-Administered Arbitration, as appropriate, in effect on the Effective Date by a sole arbitrator who shall be appointed in accordance with the applicable CPR rules. Any other choice of law clause to the contrary in this Agreement notwithstanding, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Section 1-16.

12.4       Any award made: (i) shall be a bare award limited to a holding for or against a party and affording such remedy as is within the scope of the Agreement; (ii) shall be accompanied by a brief statement (not to exceed ten (10) pages) of the reasoning on which the award rests; (iii) shall be made within four (4) months of the appointment of the arbitrator; (iv) may be entered in any court of competent jurisdiction; and (v) any award pertaining to a patent which is subsequently determined to be invalid or unenforceable or otherwise precluded from being enforced, in a judgment rendered by a court of competent jurisdiction from which no appeal can or has been taken, may be modified as it relates to such patent by any court of competent jurisdiction upon application by any party to the arbitration, however, under no circumstances shall Caltech be required to refund any monies paid, or forego any amounts accrued, under the terms of this Agreement.

12.5       The requirement for arbitration shall not be deemed a waiver of any right of termination under this Agreement and the arbitrator is not empowered to act or make any award other than based solely on the rights and obligations of the parties prior to any such termination.

12.6       Each party shall bear its own expenses incurred in connection with any attempt to resolve disputes hereunder, but the compensation and expenses of the arbitrator shall be borne equally.

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12.7       The arbitrator shall not have authority to award punitive or other damages in excess of compensatory damages, and each party irrevocably waives any claim thereto.

ARTICLE 13

PRODUCT LIABILITY

13.1       Indemnification. Licensee agrees that Caltech (including its trustees, officers, faculty and employees) shall have no liability to Licensee, its Affiliates, their customers or any third party, for any claims, demands, losses, costs, or other damages which may result from personal injury, death, or property damage related to Licensed Products originating from Licensee or its Affiliates (“Product Liability Claims”). Licensee agrees to defend, indemnify, and hold harmless Caltech, its trustees, officers, faculty and employees from any such Product Liability Claims, provided that: (a) Licensee is notified promptly of any Product Liability Claims; (b) Licensee has the sole right to control and defend or settle any litigation within the scope of this indemnity; and (c) all indemnified parties cooperate to the extent necessary in the defense of any Product Liability Claims.

13.2       Insurance. Prior to such time as Licensee begins to manufacture, sell, sublicense, distribute or use Licensed Products, Licensee shall, at its sole expense, procure and maintain policies of comprehensive general liability insurance in amounts not less than $1,000,000 per incident and $3,000,000 in annual aggregate, and naming those indemnified under Section 13.1 as additional insureds. Such comprehensive general liability insurance shall provide: (a) product liability coverage; and (b) broad form contractual liability coverage for Licensee’s indemnification of Caltech under Section 13.1. In the event the aforesaid product liability coverage does not provide for occurrence liability, Licensee shall maintain such comprehensive general liability insurance for a reasonable period of not less than five (5) years after it has ceased commercial distribution or use of any Licensed Product. Licensee shall provide Caltech with written evidence of such insurance upon request of Caltech.

13.3       Loss of Coverage. Licensee shall provide Caltech with notice at least fifteen (15) days prior to any cancellation, non-renewal or material change in such insurance, to the extent Licensee receives advance notice of such matters from its insurer. If Licensee does not obtain replacement insurance providing comparable coverage within sixty (60) days following the date of such cancellation, non-renewal or material change, Caltech shall have the right to terminate

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this Agreement effective at the end of such sixty (60) day period without any additional waiting period; provided that if Licensee provides credible written evidence that is has used reasonable efforts, but is unable, to obtain the required insurance, Caltech shall not have the right to terminate this Agreement, and Caltech instead shall cooperate with Licensee to either (at Caltech’s discretion) grant a limited waiver of Licensee’s obligations under this Article or assist Licensee in identifying a carrier to provide such insurance or in developing a program for self-insurance or other alternative measures.

ARTICLE 14

MISCELLANEOUS

14.1       Notices. All notice, requests, demands and other communications hereunder shall be in English and shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents with confirmation of receipt; or (c) sent to the parties at their respective addresses indicated herein by registered or certified mail, return receipt requested and postage prepaid, or by private overnight mail courier services with confirmation of receipt. The respective addresses to be used for all such notices, demands or requests are as follows:

(a)	If to CALTECH, to:

California Institute of Technology

1200 East California Boulevard

Mail Code 210-85

Pasadena, CA 91125

ATTN: Director, Technology Transfer

Phone No.: (626) 395-3288

Fax No.: (626) 356-2486

Or to such other person or address as Caltech shall furnish to Licensee in writing.

(b)	If to LICENSEE, to:

Alchemy Enterprises, Inc.

2940 N. 67th Place, Suite 5________

ATTN: Jonathan Read

Phone No.: _____________

Fax No.: _______________

Or to such other person or address as Licensee shall furnish to Caltech in writing.

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If personally delivered pursuant to this paragraph, such communication shall be deemed delivered upon actual receipt by the “attention” addressee or a person authorized to accept for such addressee; if transmitted by facsimile pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission, provided that sender has a transmission confirmation sheet indicating successful receipt at the receiving facsimile machine; if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt by the “attention” addressee or a person authorized to accept for such addressee; and if sent by mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section 14.1

14.2       Entire Agreement. This Agreement sets forth the complete agreement of the parties concerning the subject matter hereof. No claimed oral agreement in respect thereto shall be considered as any part hereof. No amendment or change in any of the terms hereof subsequent to the execution hereof shall have any force or effect unless agreed to in writing by duly authorized representatives of the parties. This Agreement shall supersede any prior agreements between the parties concerning the subject matter hereof, including, but not limited to, the Option Agreement.

14.3       Waiver. No waiver of any provision of this Agreement shall be effective unless in writing. No waiver shall be deemed to be, or shall constitute, a waiver of a breach of any other provision of this Agreement, whether or not similar, nor shall such waiver constitute a continuing waiver of such breach unless otherwise expressly provided in such waiver.

                      14.4       Severability. Each provision contained in this Agreement is declared to constitute

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a separate and distinct covenant and provision and to be severable from all other separate, distinct covenants and provisions. It is agreed that should any clause, condition or term, or any part thereof, contained in this Agreement be unenforceable or prohibited by law or by any present or future legislation then: (a) such clause, condition, term or part thereof, shall be amended, and is hereby amended, so as to be in compliance therewith the legislation or law; but (b) if such clause, condition or term, or part thereof, cannot be amended so as to be in compliance with the legislation or law, then such clause, condition, term or part thereof shall be severed from this Agreement and all the rest of the clauses, terms and conditions or parts thereof contained in this Agreement shall remain unimpaired.

14.5       Construction. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof. Unless expressly noted, the term “include” (including all variations thereof) shall be construed as merely exemplary rather than as a term of limitation.

14.6       Counterparts/Facsimiles. This Agreement may be executed in one or more counterparts, all of which taken together shall be deemed one original. Facsimile signatures shall be deemed original.

14.7       Governing Law. This Agreement, the legal relations between the parties and any action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the internal laws of the State of California, excluding any conflict of law or choice of law rules that may direct the application of the laws of another jurisdiction.

14.8       No Endorsement. Licensee agrees that it shall not make any form of representation or statement which would constitute an express or implied endorsement by Caltech of any Licensed Product, and that it shall not authorize others to do so, without first having obtained written approval from Caltech, except as may be required by governmental law, rule or regulation. Notwithstanding the foregoing, Licensee may disclose that the Licensed Products were developed by and in conjunction with JPL/NASA and that the patents rights and technology rights related thereto are licensed by Caltech. Such statements shall not be construed as an express or implied endorsement by Caltech of any Licensed Product.

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14.9	Assignment and Assignment Fee.

(a)          Licensee may assign this Agreement as part of a sale, regardless of whether such a sale occurs through an asset sale, stock sale, merger or other combination, or any other transfer of:

(i)	Licensee’s entire business; or
(ii)	that part of Licensee’s business that exercises all rights granted under this Agreement.

Any other attempt to assign this Agreement by Licensee shall be null and void.

(b)	Prior to any assignment of this Agreement, the following conditions must be met:
(i)	Licensee must give Caltech thirty (30) days prior written notice of the assignment, including the new assignee’s contact information;
(ii)	the new assignee/licensee must agree in writing to Caltech to be bound by this Agreement; and
(iii)	Caltech must have provided written permission to assign the Agreement, which permission shall not be unreasonably withheld.

(c)          If at the time of the assignment of this Agreement Caltech owns at least 25% of its Equity Interest granted by Licensee under Section 6.1 of this Agreement, Caltech may, at its option, receive from Licensee an assignment fee of the greater of:

(i)	the percentage of Licensee stock owned by Caltech times the sales price at the time of change of control (including the value of any non-cash consideration); or
(ii)	one million dollars ($1,000,000).

If Caltech exercises this option and receives an assignment fee, it shall return to Licensee the Equity Interest of Licensee.

(d)          Upon a permitted assignment of this Agreement pursuant to this Section 14.9, Licensee will be released of liability under this Agreement and the term “Licensee” in this Agreement will mean the new assignee.

14.10	Export Regulations. This Agreement is subject in all respects to the laws and

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regulations of the United States of America, including the Export Administration Act of 1979, as amended, and any regulations thereunder. Licensee or its sublicensees will not in any form export, re-export, resell, ship, divert, or cause to be exported, re-exported, resold, shipped, or diverted, directly or indirectly, any product or technical data or software of the other party, or the direct product of such technical data or software, to any country for which the United States Government or any agency thereof requires an export license or other governmental approval without first obtaining such license or approval.

14.11     Force Majeure. Neither party shall lose any rights hereunder or be liable to the other party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting party if the failure is occasioned by war, strike, fire, Act of God, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence or intentional conduct or misconduct of the nonperforming party, and such party has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labor dispute or disturbance.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed:

CALIFORNIA INSTITUTE OF TECHNOLOGY
Date: _______	By: ______________________________ Name: Lawrence Gilbert Title: Sr. Director, Office of Technology Transfer
Date: _______	ALCHEMY ENTERPRISES, LTD. By: ______________________________ Name: ____________________________ Title: _____________________________

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Exhibit A

Patents and Patent Applications

CIT #        Serial No.        Filing Date        Title and Inventors

4625-P	60/798,545	May 8, 2006	Fuel Cell Power System with Advanced Hydrogen Storage; Andrew Kindler

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Exhibit B

Technology Rights

Name	Description
TBD

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